Mail Stop 4720

March 10, 2010

Mark S. McAndrew
Chairman and Chief Executive Officer
Torchmark Corporation
3700 South Stonebridge Drive
McKinney, TX 75070

      Re: Torchmark Corporation
              Preliminary Proxy Statement
              Filed March 1, 2010
              File No. 001-08052

Dear Mr. McAndrew:

      We have limited our review of your filing to the issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanations.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement filed March 1, 2010

Letter to Stockholders

1. Please revise your letter to stockholders to disclose that the Board of Directors intends to declassify the Board, remove the provision of the Certificate and By-laws that prohibits shareholders from acting by written consent and provide for majority voting in the uncontested election of directors.

Proposal Number 3, page 6

2. Please revise your description of Proposal 3 to clarify that eliminating the

supermajority voting provisions from the company's Certificate and By-laws will give the Board of Directors the exclusive authority to amend the company's By-laws.

3. Your disclosure currently states that supermajority voting limits stockholders' ability to participate effectively in corporate governance; however, eliminating supermajority voting in exchange for exclusive authority of the Board of Directors would eliminate a stockholder's ability to participate in certain corporate governance matters. Please revise your disclosure to more clearly explain the company's reasons for Proposal 3 in light of this fact and to clarify this point.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Crotty at (202) 551-3563 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director